

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

George Giouroukos
Chief Executive Officer
Poseidon Containers Holdings Corp.
c/o Technomar Shipping Inc.
3-5 Menandron Street
14561, Kifissia
Athens, Greece

> **Re: Poseidon Containers Holdings Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed June 19, 2015**
> **File No. 333-204968**

Dear Mr. Giouroukos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2015 letter.

Capitalization, page 54

1. Refer to the second bullet for the "as further adjusted" basis that includes the funding of a portion of the purchase price of one or more of the remaining vessels in your Expansion Fleet, together with other sources of financing, disclosed under "Use of Proceeds." Since you disclose on page 3 in connection with the Expansion Fleet that you expect to use the remaining net proceeds of the offering to fund a portion of the purchase price of the Potential Acquisition Vessels or the Odyssia Optional Vessels, which may also include the repayment of indebtedness related thereto, please include a separate scenario for each of these potential uses.

George Giouroukos
Poseidon Containers Holdings Corp.
July 2, 2015
Page 2

Exhibits and Financial Statement Schedules, page II-2

2. Please provide an updated consent from Drewry Shipping Consultants Ltd. We note that Drewry has significantly revised the information provided.

    You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Gary J. Wolfe, Esq.
    Seward & Kissel L.L.P.